UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 6, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Principle agreement on sale PanTel, dated May 6, 2004.

Press release

Date
Principle agreement on sale PanTel	May 6th, 2004 Number
023pe

KPN has signed an agreement in principle with Hungarian Telephone and Cable Corporation (HTCC) on the sale of KPN’s Hungarian telecommunications activities, which are carried out by PanTel Rt. KPN holds a 75.2% interest in PanTel.

The transaction is subject to approval of certain parties and is not expected to be completed before the end of this year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 7, 2004	By:	/s/ MICHIEL ROOVERS

Michiel Roovers
Legal Counsel